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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)

                    CENTRAL FINANCIAL ACCEPTANCE CORPORATION
         _______________________________________________________________

                                (Name of Issuer)

                          Common Stock, $.01 par value
         _______________________________________________________________

                         (Title of Class of Securities)

                                    154370109
                      _____________________________________

                                 (CUSIP Number)


                                ________________

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Banner's Central Electric, Inc.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /__/

                                                                   (b) /__/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF          5       SOLE VOTING POWER
SHARES                     5,150,000
BENEFICIALLY
OWNED BY           6       SHARED VOTING POWER
EACH                       0
REPORTING
PERSON             7       SOLE DISPOSITIVE POWER
WITH                       5,150,000

                   8       SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         5,150,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions) [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
         70.8%

12       TYPE OF REPORTING PERSON (See Instructions)
         CO




                                       13G/A                    PAGE  2  OF 11
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Banner Holdings, Inc.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /__/

                                                                   (b) /__/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF          5       SOLE VOTING POWER
SHARES                     5,150,000
BENEFICIALLY
OWNED BY           6       SHARED VOTING POWER
EACH                       0
REPORTING
PERSON             7       SOLE DISPOSITIVE POWER
WITH                       5,150,000

                   8       SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         5,150,000 (through subsidiary)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions) [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
         70.8%

12       TYPE OF REPORTING PERSON (See Instructions)
         CO



                                       13G/A                    PAGE  3  OF 11
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         West Coast Private Equity Partners, L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /__/

                                                                   (b) /__/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF          5       SOLE VOTING POWER
SHARES                     5,150,000
BENEFICIALLY
OWNED BY           6       SHARED VOTING POWER
EACH                       0
REPORTING
PERSON             7       SOLE DISPOSITIVE POWER
WITH                       5,150,000

                   8       SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         5,150,000 (through subsidiary)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions) [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
         70.8%

12       TYPE OF REPORTING PERSON (See Instructions)
         PN




                                       13G/A                     PAGE  4  OF 11
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gary M. Cypres


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /__/

                                                                   (b) /__/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF          5       SOLE VOTING POWER
SHARES                     0
BENEFICIALLY
OWNED BY           6       SHARED VOTING POWER
EACH                       5,175,000
REPORTING
PERSON             7       SOLE DISPOSITIVE POWER
WITH                       0

                   8       SHARED DISPOSITIVE POWER
                           5,175,000

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         5,195,000 (includes 20,000 shares which Mr. Cypres has the right to acquire beneficial ownership of within 60 days after 12/31/97).

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions) [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
         71.2%

12       TYPE OF REPORTING PERSON (See Instructions)
         IN



                                       13G/A                    PAGE  5  OF 11
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ITEM 1.

(a)      Name of Issuer:

         Central Financial Acceptance Corporation

(b)      Address of Issuer's Principal Executive Offices:

         5480 East Ferguson Drive
         Commerce, California 90022

ITEM 2.

(a)      Name of Person Filing:

         The persons filing this statement are Banner's Central Electric, Inc. ("Banner's"), Banner Holdings, Inc. ("Holdings"), West Coast Private Equity Partners L.P. ("West Coast") and Gary M. Cypres, who are collectively referred to herein as the "Reporting Persons." Banner's directly owns 5,150,000 shares of common stock, $.01 par value per share ("Common Stock") of Central Financial Acceptance Corporation ("CFAC"). Holdings owns 100% of the outstanding common stock of Banner's. West Coast owns 71% of the outstanding common stock of Holdings. Mr. Cypres is the Chairman of the Board, President and Chief Executive Officer of each of Banner's and Holdings and is the Managing General Partner of West Coast.

(b)      Address of Principal Business Office or, if none, Residence.

         The address of each of the Reporting Persons is 5480 East Ferguson Drive, Commerce, CA 90022.

(c)      Citizenship or Place of Organization.

         Banner's and Holdings are each corporations organized under the laws of Delaware. West Coast is a Delaware limited partnership. Mr. Cypres is a citizen of the United States of America.

(d)      Title of Class of Securities.

         Common Stock, $.01 par value

(e)      CUSIP No.
         154370109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

(a)      /__/     Broker or Dealer registered under Section 15 of
                  the Act.
(b)      /__/     Bank as defined in section 3(a)(6) of the Act.
(c)      /__/     Insurance Company as defined in section 3(a)(19)
                  of the Act.


                                       13G/A                    PAGE  6  OF 11
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(d)      /__/     Investment Company registered under section 8
                  of the Investment Company Act.
(e)      /__/     Investment Adviser registered under section 203
                  of the Investment Adviser Act of 1940.
(f)      /__/     Employee Benefit Plan, Pension Fund which is subject
                  to the provisions of the Employee Retirement Income
                  Security Act of 1974 or Endowment Fund; see
                  Rule 13d-1(b)(1)(ii)(F) of the Act.
(g)      /__/     Parent Holding Company, in accordance with
                  Rule 13d-1(b)(1)(ii)(G) of the Act. (Note: See Item 7).
(h)      /__/     Group, in accordance with
                  Rule 13d-1(b)(1)(ii)(H) of the Act.

ITEM 4.           OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)      Amount Beneficially Owned:

            Banner's--5,150,000 shares

            Holdings--5,150,000 shares through its ownership of 100% of the outstanding common stock of Banner's.

            West Coast--5,150,000 shares through its ownership of 71% of the outstanding common stock of Holdings.

            Gary M. Cypres--5,195,000 shares (includes 20,000 shares which Mr. Cypres has the right to acquire beneficial ownership of within 60 days after 12/31/97). 12,500 shares are owned of record by Mr. Cypres' wife and 12,500 shares are owned by two trusts for the minor children of Mr. Cypres of which Mr. Cypres and his wife are co-trustees. 5,150,000 shares are beneficially owned by Mr. Cypres in his capacity as Chairman of the Board, Chief Executive Officer and President of Banner's and Holdings and Managing General Partner of West Coast.

(b)      Percent of Class:

                    Banner's--70.8%

                    Holdings--70.8%

                    West Coast--70.8%

                    Gary M. Cypres--71.2%

(c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote



                                       13G/A                    PAGE  7  OF 11
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                    Banner's--5,150,000

                    Holdings--5,150,000

                    West Coast--5,150,000

                    Gary M. Cypres--0

         (ii)     shared power to vote or to direct the vote

                    Banner's--0

                    Holdings--0

                    West Coast--0

                    Gary M. Cypres-5,175,000

         (iii)    sole power to dispose or to direct the disposition of

                    Banner's--5,150,000

                    Holdings--5,150,000

                    West Coast--5,150,000

                    Gary M. Cypres--0

         (iv)     shared power to dispose or to direct the disposition of

                    Banner's--0

                    Holdings--0

                    West Coast--0

                    Gary M. Cypres-5,175,000

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
                  OF ANOTHER PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such

                                       13G/A                   PAGE  8  OF 11
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interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                  THE GROUP.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

        Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.

ITEM 10.          CERTIFICATION.

         Not applicable.

                                       13G/A                   PAGE  9  OF 11
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                                    SIGNATURE

         After reasonable inquiry and to the best of its/his knowledge and belief, each of the undersigned Reporting Persons certify that the information set forth in this statement is true, complete and correct.


                                  February 12, 1998
                                  -----------------------------------
                                  Date


                                  BANNER'S CENTRAL ELECTRIC, INC.


                                  /s/ Gary M. Cypres
                                  -----------------------------------
                                  By:  Gary M. Cypres, President and
                                       Chief Executive Officer


                                  BANNER HOLDINGS, INC.

                                  /s/ Gary M. Cypres
                                  -----------------------------------
                                  By:  Gary M. Cypres, President and
                                       Chief Executive Officer


                                  WEST COAST PRIVATE EQUITY PARTNERS, L.P.


                                  /s/ Gary M. Cypres
                                  -----------------------------------
                                  By:  Gary M. Cypres
                                  Its: Managing General Partner




                                  /s/ Gary M. Cypres
                                  -----------------------------------
                                  Gary M. Cypres








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                                       13G/A                   PAGE  10  OF 11
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                                    EXHIBIT A

           AGREEMENT RE JOINT FILING OF SCHEDULE 13G (Amendment No. 1)


Each of the undersigned Reporting Persons hereby agree as follows:

     (i) Each of them is eligible to use the Schedule 13G and such Schedule 13G is filed on behalf of each of them;

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate; and

     (iii) Each of them hereby consents and agrees to the filing on behalf of each of them of the foregoing Joint Statement on Schedule 13G.

                                  February 12, 1998
                                  -----------------------------------
                                  Date


                                  BANNER'S CENTRAL ELECTRIC, INC.

                                  /s/ Gary M. Cypres
                                  -----------------------------------
                                  By:  Gary M. Cypres, President and
                                       Chief Executive Officer


                                  BANNER HOLDINGS, INC.


                                  /s/ Gary M. Cypres
                                  -----------------------------------
                                  By:  Gary M. Cypres, President and
                                       Chief Executive Officer


                                  WEST COAST PRIVATE EQUITY PARTNERS, L.P.


                                  /s/ Gary M. Cypres
                                  -----------------------------------
                                  By:  Gary M. Cypres
                                  Its: Managing General Partner



                                  /s/ Gary M. Cypres
                                  -----------------------------------
                                  Gary M. Cypres


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                                       13G/A                   PAGE  11  OF 11